[Company letterhead]
September 15, 2005
By EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Charito A. Mittelman, Esq.

Re:	Capital Automotive REIT
Registration Statement on Form S-3
Registration No. 333-126814
Ladies and Gentlemen:
     Capital Automotive REIT (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement, such registration statement being originally filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2005. We request that the registration statement be granted effectiveness on September 19, 2005, or as soon as practicable thereafter.
     Furthermore, in response to the request of the Commission, we acknowledge the following:
•	Should the Commission or the staff, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 15, 2005

Very truly yours,

Capital Automotive REIT

By:	/s/ JOHN M. WEAVER

John M. Weaver
Senior Vice President, General Counsel and
Secretary